ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
21 September to 30 November 2012

DATE	DETAIL
21 November2012	Voting rights and capital (transfer of shares from treasury)

16 November2012	Capital Group- Updated notification of interests (below 12%)

13 November 2012	Voting rights and capital (transfer of shares from treasury)

8 November 2012	Directors Interests-Share Incentive Plan-monthly update

1 November 2012	Voting rights and capital (end October issued share capital confirmed)

22 October 2012	Voting rights and capital (transfer of shares from treasury)

15 October 2012	Voting rights and capital (transfer of shares from treasury)

9 October 2012	Directors Interests-Share Incentive Plan-monthly update

4 October 2012	Voting rights and capital (transfer of shares from treasury)

2 October 2012	Voting rights and capital (transfer of shares from treasury)

1 October 2012	Voting rights and capital (end September/half year issued share capital confirmed)

1 October 2012	Director Share Interests- Nora M Brownell purchases initial holding

25 September 2012	Publication of Annual Reports and Accounts- Group Companies With Listed Deb

Note: During the period ‘same day’ Forms 6-K were issued in respect of the following National Grid plc announcements:

15 November: Half year report for the six months ended 30 September 2012.
5 October: National Grid plc Announces Expiration and Tender Offer Results.
4 October: National Grid and Long Island Power Authority Announce New Long-term Power Supply Agreement.
1 October: National Grid plc: Initial Proposals: consultation response.